5/11

07023558

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME LG Electronics

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 03857 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 5/16/07

ARIS
12-31-06

LG Electronics Inc.

Non-Consolidated Financial Statements
December 31, 2006 and 2005

Filing No. : 82-3857

LG Electronics

April, 2007

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 7, 2007

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

Won Jung Kim
Manager
Global Finance Group

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 7, 2007

* Filing No. : 82-3857

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

Won Jung Kim
Manager
Global Finance Group

CONTENTS

I. The Company's Issuance of Bonds

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since September, 2006 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/
Prospectus for the Company's
issue of the following securities
by Public Offering

Issuance of non-guaranteed corporate bond in the amount of KRW 190 billion	Amount :	KRW 190 billion
	Issue Date :	April 11, 2007
	Maturity Date :	April 11, 2012
	Issue Price:	Par
	Denomination:	KRW 100 million per bond
	Coupon Rate :	5.14%

II. Public Announcements

Reports to KSE and London Stock Exchange

Direct public announcement &
Report of the contents of
direct public announcement

3Q 2006 Results Report	October 17, 2006
4Q 2006 Results Report	January 23, 2006

3Q 2006 Results Report

(Billions of KRW)

	2006 3Q	2006 2Q	2005 3Q
Sales	6,054	5,796	6,018
Operating Income	197	191	280
Ordinary Income	31	-10	128
Net Income	23	-10	157

- *These 3rd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*

4Q 2006 Results Report

(Billions of KRW)

	2006 4Q	2006 3Q	2005 4Q
Sales	5,521	6,054	6,182
Operating Income	-43	197	211
Ordinary Income	58	31	321
Net Income	48	23	312

- *These 4rd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*

III. Audit Report for 2006

- Please find non-consolidated FY 2006 audit report enclosed. -

LG Electronics Inc.

Non-Consolidated Financial Statements
December 31, 2006 and 2005

SAMIL PRICEWATERHOUSECOOPERS

Page(s)

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying non-consolidated balance sheets of LG Electronics Inc. (the "Company") as of December 31, 2006 and 2005, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, the investments in which are reflected in the accompanying non-consolidated financial statements using the equity method of accounting. The investments in those subsidiaries represent 11.7% and 9.6 % of the Company's total assets as of December 31, 2006 and 2005, respectively and the equity in their net income represents 46.4% and 18.8 % of the Company's income before income tax for the years ended, respectively. These financial statements were audited by other auditors whose reports have been furnished us, and our opinion, insofar as it relates to the amounts included for the subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. as of December 31, 2006 and 2005, and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
March 9, 2007

This report is effective as of March 9, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Non-Consolidated Balance Sheets
December 31, 2006 and 2005

(in millions of Korean won)		2006		2005
Assets				
Current assets				
Cash and cash equivalents (Note 5)	₩	490,315	₩	581,264
Short-term financial instruments		20,000		-
Trade accounts and notes receivable, net (Notes 4, 5 and 25)		899,904		1,397,815
Inventories, net (Notes 2, 6 and 10)		1,103,654		1,408,333
Other accounts receivable, net (Notes 4 and 5)		232,430		260,186
Prepaid expenses		75,679		69,640
Accrued income, net (Note 4)		53,174		51,065
Advances, net (Note 4)		55,180		46,148
Derivatives transaction debit (Note 16)		6,646		4,748
Deferred income tax assets (Note 22)		161,898		161,824
Other current assets, net (Note 4)		61,497		4,140
Total current assets		3,160,377		3,985,163
Property, plant and equipment, net (Notes 2, 9, 10 and 26)		4,256,321		4,150,304
Long-term financial instruments (Note 3)		28,040		18,945
Long-term investment securities (Note 7)		37,078		54,363
Equity method investments (Note 8)		4,583,577		4,681,306
Refundable deposits (Note 5)		319,241		390,629
Long-term advance payments		149,505		137,723
Long-term prepaid expenses		125,531		95,071
Long-term loans receivable, net (Note 4)		103,748		98,878
Intangible assets, net (Notes 11 and 26)		462,217		419,672
Derivatives transaction debit (Note 16)		4,507		4,386
Total assets	₩	13,230,142	₩	14,036,440

Non-Consolidated Balance Sheets
December 31, 2006 and 2005

(in millions of Korean won)		2006		2005
Liabilities and Shareholders' Equity				
Current liabilities				
Short-term borrowings (Note 12)	₩	37,674	₩	12,853
Current maturities of long-term net debts (Note 12)		792,569		1,129,434
Trade accounts and notes payable (Notes 5 and 25)		1,764,116		1,794,114
Other accounts payable (Note 5)		1,083,209		1,101,399
Income taxes payable (Note 22)		42,813		21,971
Accrued expenses (Note 5)		805,438		885,284
Withholdings		53,705		7,727
Unearned income		35,928		40,492
Advances from customers		284,595		213,837
Derivatives transaction credit (Note 16)		1,281		1,159
Others		-		76
Total current liabilities		4,901,328		5,208,346
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 13)		792,197		1,513,601
Long-term debts, net of current maturities (Note 13)		849,944		642,076
Accrued severance benefits, net (Note 14)		228,635		240,853
Product warranty reserve (Note 15)		241,956		112,499
Deferred income tax liabilities (Note 22)		53,036		102,894
Derivatives transaction credit (Note 16)		23,832		2,842
Other long-term liabilities (Note 16)		38		50,686
Total liabilities		7,090,966		7,873,797
Commitments and contingencies (Note 16)				
Shareholders' equity				
Capital stock (Notes 1 and 17)		809,169		800,226
Capital surplus (Notes 17 and 18)		2,219,993		2,107,259
Retained earnings (Note 19)		2,466,926		2,511,378
Capital adjustments (Note 20)		643,088		743,780
Total shareholders' equity		6,139,176		6,162,643
Total liabilities and shareholders' equity	₩	13,230,142	₩	14,036,440

The accompanying notes are an integral part of these non-consolidated financial statements.

Non-Consolidated Statements of Income
Years Ended December 31, 2006 and 2005

(in millions of Korean won, except per share amounts)		2006		2005
Sales (Notes 25 and 26)	₩	23,170,719	₩	23,774,151
Cost of sales (Note 25)		17,727,403		17,663,551
Gross profit		5,443,316		6,110,600
Selling and administrative expenses		4,908,402		5,195,960
Operating income		534,914		914,640
Non-operating income				
Interest income		45,743		56,595
Equity in earnings of equity-method investees (Note 8)		225,018		516,588
Foreign exchange gains		326,121		313,365
Gain on valuation of derivatives (Note 16)		11,154		9,134
Gain on settlement of derivatives (Note 16)		45,936		39,369
Gain on disposal of investment securities		24,792		48,713
Reversal of allowance for doubtful accounts		7,473		7,487
Rent income		28,495		21,020
Dividend income		675		1,073
Gain on disposal of property, plant and equipment		4,988		3,895
Refund of income taxes		6,573		38,828
Gain on business transfer		-		28,607
Others		27,413		49,271
		754,381		1,133,945
Non-operating expenses				
Interest expense		150,019		200,275
Foreign exchange losses		172,300		252,227
Loss from transfer of trade accounts and notes receivable		204,546		135,035
Loss from disposal of property, plant and equipment		15,863		33,894
Loss from disposal of investment securities		1,318		7,486
Loss on impairment of investment securities (Notes 7 and 8)		837		1,893
Loss on impairment of intangible assets (Note 11)		-		89,031
Additional payment of income taxes		-		7,995
Loss on valuation of derivatives (Note 16)		29,499		4,001
Loss on settlement of derivatives (Note 16)		27,101		36,036
Donations (Note 29)		15,713		13,742
Other bad debt expense		2,241		4
Loss on redemption of debentures		-		8,238
Loss on payment guarantees (Note 16)		-		50,650
Equity in losses of equity-method investees (Note 8)		399,644		360,411
Others		8,411		106,276
		1,027,492		1,307,194
Income before income taxes		261,803		741,391
Income tax expense (Note 22)		49,085		38,590
Net income	₩	212,718	₩	702,801
Earnings per share and ordinary income per share (in won) (Note 23)	₩	1,315	₩	4,407
Diluted earnings per share and diluted ordinary income per share (in won) (Note 23)	₩	1,315	₩	4,357

The accompanying notes are an integral part of these non-consolidated financial statements.

Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2006 and 2005

(Dates of Appropriations: March 23, 2007 and March 10, 2006 for the years ended December 31, 2006 and 2005,respectively)

(in millions of Korean won)	2006	2005
Retained earnings before appropriations		
Unappropriated retained earnings carried over from prior year	₩ 99	₩ 121
Cumulative effect of change in accounting principle	-	3,308
Changes in retained earnings arising from equity method accounting (Note 8)	(57,215)	(23,511)
Net income	212,718	702,801
	155,602	682,719
Transfer from voluntary reserve		
Reserve for research and manpower development	2,204,668	1,742,000
	2,360,270	2,424,719
Appropriations of retained earnings		
Legal reserve	12,166	19,996
Reserve for research and manpower development	2,226,347	2,204,668
Cash dividends (Note 24)	121,658	199,956
	2,360,171	2,424,620
Unappropriated retained earnings to be carried forward to subsequent year	₩ 99	₩ 99

The accompanying notes are an integral part of these non-consolidated financial statements.

Non-Consolidated Statements of Cash Flows
Years ended December 31, 2006 and 2005

(in millions of Korean won)	2006	2005
Cash flows from operating activities		
Net income	₩ 212,718	₩ 702,801
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation	591,211	645,683
Amortization	115,763	165,650
Amortization of discounts on debentures	23,674	39,270
Provision for severance benefits	186,811	190,375
Loss from transfer of trade accounts and notes receivable	204,546	135,035
Bad debt expense	2,241	4
Gain on foreign currency translation, net	(76,640)	(60,020)
Gain from disposal of investment securities, net	(23,474)	(41,227)
Loss on impairment of investment securities	837	1,893
Loss from disposal of property, plant and equipment, net	10,875	29,999
Loss on impairment of intangible assets	-	89,031
Equity in losses (gains) of equity-method investees, net	174,626	(156,177)
Loss (gain) on valuation of derivatives, net	18,345	(5,133)
Gain on settlement of derivatives, net	(18,835)	(3,333)
Provision for product warranty, net	129,457	(25,091)
Loss on payment guarantees	-	50,650
Loss on redemption of debentures	-	8,238
Reversal of accounts receivables	(7,473)	(7,487)
Others	(5,142)	1,945
	1,326,822	1,059,305
Changes in operating assets and liabilities		
Decrease (increase) in trade accounts and notes receivable	296,236	(678,458)
Decrease in other accounts receivable	24,252	257,261
Increase in accrued income	(2,131)	(39,288)
(Increase) decrease in advances	(8,889)	622
(Increase) decrease in other current assets	(20,485)	142
Decrease in inventories	334,492	267,168
Increase in prepaid expenses	(6,038)	(29,967)
Increase in long-term advance payments	(11,782)	(33,277)
Increase in long-term prepaid expenses	(30,461)	(61,818)
Decrease (increase) in deferred income tax assets	200	(55,856)
(Decrease) increase trade accounts and notes payable	(24,361)	13,662
Decrease in other accounts payable	(18,268)	(5,464)
Decrease in accrued expenses	(77,616)	(123,959)
Increase (decrease) in withholdings	13,084	(13,110)
Increase in advances from customers	70,758	14,273
Increase (decrease) in income taxes payable	20,842	(64,326)
Payment of severance benefits	(210,763)	(156,161)
Decrease (increase) in severance insurance deposits	9,033	(22,151)
Decrease in contribution to the National Pension Fund	4,076	3,104
(Decrease) increase in deferred income tax liabilities	(46,747)	95,985
Dividend received	16,673	17,421
Others	(56,664)	(550)
	275,441	(614,747)
Net cash provided by operating activities	1,814,981	1,147,359

(in millions of Korean won)	2006	2005
Cash flows from investing activities		
Disposal of short-term investments assets	-	111,876
Increase in short-term and long-term loans, net	(8,939)	(49,828)
Increase in short-term financial instruments	(20,000)	-
Acquisition of long-term financial instruments, net	(9,095)	(1,166)
Proceeds from disposal of investment securities	23,912	488,411
Acquisition of investment securities	(237,320)	(235,724)
Payment of refundable deposits, net	71,211	(8,846)
Proceeds from disposal of property, plant and equipment	28,823	104,013
Proceeds from disposal of intangible assets	23,910	58,179
Proceeds from disposal of derivatives	50,685	90,844
Acquisition of property, plant and equipment	(766,181)	(1,314,944)
Acquisition of intangible assets	(153,360)	(148,893)
Purchase of derivatives	(31,102)	(38,102)
Increase from merger	-	34,575
Increase from business transfer	-	151,163
Others	-	412
Net cash used in investing activities	(1,027,456)	(758,030)
Cash flows from financing activities		
Proceeds from short-term borrowings	40,000	40,000
Repayment of short-term borrowings	(44,992)	(236,877)
Repayment of current maturities of long-term debt	(1,011,517)	(649,140)
Proceeds from issuance of debentures	-	602,258
Proceeds from long-term debt	381,550	482,938
Repayment of debentures	-	(462,937)
Repayment of long-term debt	(43,559)	-
Payment of dividends	(199,956)	(234,851)
Proceeds from disposal of treasury stock	-	2,128
Net cash used in financing activities	(878,474)	(456,481)
Net decrease in cash and cash equivalents	(90,949)	(67,152)
Cash and cash equivalents (Note 31)		
Beginning of the year	581,264	648,416
End of the year	₩ 490,315	₩ 581,264

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

LG Electronics Inc. (the "Company") was spun-off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, information and communication products. The former LG Electronics Inc. was incorporated in October 1958 under the Commercial Code of the Republic of Korea to manufacture and sell electronic, information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970.

As of December 31, 2006, the Company's main manufacturing facilities are in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of December 31, 2006, the Company has outstanding capital stock amounting to ₩ 809,169 million, including non-voting preferred stock. The Company's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of December 31, 2006, LG Corp. and its related parties own 31.1% of the Company's total stocks including common stock and preferred stock, while financial institutions, foreign investors and others own the rest of the Company's common stock.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission.

As SKFAS No. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the year ended December 31, 2006.

Revenue Recognition
Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Cash and Cash Equivalents
The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories
Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method. If the net realizable value of inventory is less than its cost a contra inventory account, representing the valuation loss, is presented to reduce the inventory to its net realizable value. The valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed, limited to the original carrying amount before valuation. The reversal is a deduction from cost of sales.

In 2006, the Company changed its method of determining the cost of inventory from the yearly-average cost method to the monthly-average cost method. Since the Company cannot determine the cumulative effect of applying the new accounting policy to all prior periods, it was accounted for applying prospectively from the start of the earliest period practicable. The comparative financial statements, as of December 31, 2005, and for the year then ended, have not been restated to reflect this change.

Investment in Securities
The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate (determined by considering credit ratings by independent credit rating agencies).

Unrealized valuation gains or losses on trading securities are charged to current operations. Unrealized valuation gains or losses on available-for-sale securities are charged to capital adjustments, the accumulated amount of which are charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investments

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations. In addition, the proportionate share in the difference between the fair value of the investee's identifiable assets and liabilities and book value is amortized according to the investee's accounting for the assets and liabilities.

Unrealized profit included in inventories and property, plant and equipment from transaction between the Company and equity method investees is calculated based on gross margin by product and eliminated to the extent of the percentage of ownership. For consolidated subsidiaries the unrealized profit is fully eliminated. Unrealized profit arising from sales between equity method investees is also eliminated to the extent of the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as described below.

	Estimated useful life
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	5 - 10 years
Tools	2 - 5 years
Furniture and fixtures, vehicles	5 years

Routine maintenance and repairs are charged to current operations as incurred. Improvements and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value unlikely. Impairment loss is recognized when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of an impaired asset is reduced to its estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. If, subsequently, the value of the asset exceeds the impaired carrying value, this recovery is recorded in current operations up to the cost of the asset, net of accumulated depreciation before impairment.

In 2005, the Company reduced its estimate of the useful lives of the moulds in Digital appliances division from five years to two years. The Company believes that the new estimate more accurately reflects the results of technological changes. This change resulted in an increase in depreciation for the year ended December 31, 2005, by ₩101,816 million.

Lease Transactions

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. If, subsequently, the value of the asset exceeds the impaired carrying value, this recovery is recorded in current operations up to the cost of the asset, net of accumulated depreciation before impairment.

Research and Development Costs
Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to a continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written down to their net realizable value.

Borrowing Costs
Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (premiums) on Debentures
Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock
Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gains on disposal of treasury stock are recorded as a capital surplus. Any loss on disposal of treasury stock is offset against any prior gains included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty
The Company provides warranties against product defects for a specified period of time after the sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized.

The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period. However, the tax effects of certain items occurring during the period and relating to components of shareholders' equity are charged or credited directly to related components of shareholders' equity.

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets that gave rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carryforward amount.

Sale of Accounts and Notes Receivable
The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ₩929.6 : US$1 as of December 31, 2006 (₩1,013: US$1 as of December 31, 2005), and resulting translation gains or losses are recognized in current operations. However, convertible bonds in foreign currency are translated into Korean won at the agreed rate of exchange per the conversion rights.

Derivative Financial Instruments
The Company utilizes several types of derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure to fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

Convertible Bonds
The Company recorded the equity component of the convertible bonds (conversion rights) by deducting the fair value of the liability component from the issue proceeds. The liability component is shown gross with the full face amount recorded as liability and a contra adjustment account (conversion rights adjustment) as a deduction from the liability to arrive at a net amount equal to its fair value. The Company is obligated to pay guaranteed interest if and when the convertible bond matures without exercise and has accrued this interest as an adjustment to the carrying value of the liability component.

Present Value Discount
The difference between the nominal value and present value of long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Government grants

Government grants, which are to be repaid, are recognized as liabilities. Government grants, which are not required to be repaid and are intended to be used for the acquisition of assets, are deducted against the cost of specified assets after their acquisition. Cash received in relation to grants given prior to the acquisition of assets is included in the cash balance but with an equal and opposite contra adjustment.

The government grants, contributed to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets received, and are recognized in current operations.

Stock Appreciation plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as an expense over the agreed minimum service period.

Duty Refunds

The Company records duty refunds as a deduction from cost of sales.

3. Long-Term Financial Instruments

As of December 31, 2006, long-term financial instruments amounting to ₩28,040 million (2005 : ₩18,945 million) are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

4. Receivables

Receivables, including trade accounts and notes receivable, as of December 31, 2006 and 2005, consist of the following:

	2006		
(in millions of Korean won)	Original amount	Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	₩ 917,506	₩ (17,602)	₩ 899,904
Other accounts receivable	282,817	(50,387)	232,430
Accrued income	53,711	(537)	53,174
Advances	55,898	(718)	55,180
Other current assets	62,829	(1,332)	61,497
Long-term loans receivable	104,796	(1,048)	103,748
	₩ 1,477,557	₩ (71,624)	₩ 1,405,933

	2005		
(in millions of Korean won)	Original amount	Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	₩ 1,423,393	₩ (25,578)	₩ 1,397,815
Other accounts receivable	263,042	(2,856)	260,186
Accrued income	51,580	(515)	51,065
Advances	47,009	(861)	46,148
Other current assets	5,432	(1,292)	4,140
Long-term loans receivable	99,877	(999)	98,878
	₩ 1,890,333	₩ (32,101)	₩ 1,858,232

As of December 31, 2006, trade bills negotiated through banks that have not yet matured amount to approximately ₩2,956,387 million, of which US$ denominated trade bills amount to US$2,965 million (Note 16).

5. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2006 and 2005, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 12 and 13, are as follows:

	2006				2005			
(in millions)	Foreign currency		Korean won equivalent		Foreign currency		Korean won equivalent	
Cash and cash equivalents	US$	29	₩	26,801	US$	19	₩	19,751
	EUR	-		374	EUR	8		9,973
	JP¥	1,962		15,342	JP¥	110		944
	Others	2		1,370	Others	32		21,514
			₩	43,887			₩	52,182
Trade accounts receivable	US$	501		465,824	US$	687		695,926
	EUR	39		47,234	EUR	102		122,092
	JP¥	358		2,799	JP¥	826		7,101
	GBP	5		9,164	GBP	41		72,091
	AUD	28		20,620	AUD	30		22,125
	Others	113		31,213	Others	27		15,084
			₩	576,854			₩	934,419
Other accounts receivable	US$	153		142,583	US$	73		73,449
	EUR	2		2,903	EUR	6		7,592
	Others	3		24	Others	17		1,454
			₩	145,510			₩	82,495
Refundable deposits	US$	1		1,316	US$	2		1,666
	JP¥	60		469	JP¥	58		500
	Others	-		49	Others	-		196
			₩	1,834			₩	2,362
Trade accounts payable	US$	1,024		951,757	US$	1,068		1,081,884
	JP¥	2,901		22,678	JP¥	3,701		31,827
	EUR	13		15,471	EUR	19		22,040
	Others	2		518	Others	2		703
			₩	990,424			₩	1,136,454
Other accounts payable	US$	182		168,998	US$	220		222,365
	EUR	8		9,954	EUR	49		58,982
	JP¥	762		5,957	JP¥	957		8,230
	AUD	1		400	AUD	5		3,828
	CAD	-		241	CAD	2		1,761
	Others	1		681	Others	10		15,275
			₩	186,231			₩	310,441
Accrued expenses	US$	148		142,044	US$	198		201,025
	JP¥	17		131	JP¥	7		56
	Others	2		1,872	Others	-		-
			₩	144,047			₩	201,081

6. Inventories

Inventories as of December 31, 2006 and 2005, consist of the following:

	2006		
(in millions of Korean won)	**Acquisition cost**	**Inventory valuation allowance**	**Carrying value**
Merchandise	₩ 34,029	₩ (1,147)	₩ 32,882
Finished products	494,308	(38,815)	455,493
Work-in-process	243,499	(5,802)	237,697
Raw materials	293,014	(29,093)	263,921
Parts and supplies	116,895	(3,234)	113,661
	₩ 1,181,745	₩ (78,091)	₩ 1,103,654

	2005		
(in millions of Korean won)	**Acquisition cost**	**Inventory Valuation allowance**	**Carrying value**
Merchandise	₩ 34,041	₩ (1,825)	₩ 32,216
Finished products	516,507	(29,640)	486,867
Work-in-process	350,312	(497)	349,815
Raw materials	438,022	(23,544)	414,478
Parts and supplies	129,304	(4,347)	124,957
	₩ 1,468,186	₩ (59,853)	₩ 1,408,333

See Note 10 for inventories insured against various property risks.

7. Long-Term Investment Securities

Long-term investment securities as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	**2006**	**2005**
Available-for-sale securities	₩ 37,034	₩ 53,512
Held-to-maturity securities	44	851
	₩ 37,078	₩ 54,363

Available-for-sale securities as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2006	2006			2005		
		Acquisition cost	Net asset value/Market value[6]	Carrying value	Acquisition cost	Net asset value/Market value[6]	Carrying value
Marketable equity securities							
Nara Mold & Die Co., Ltd.	12.57	₩ 812	₩ 4,016	₩ 4,016	₩ 812	₩ 5,087	₩ 5,087
Odicorp Co., Ltd.[3]	-	-	-	-	318	1,556	1,556
ADP Engineering Co., Ltd.	7.03	75	3,247	3,247	75	7,992	7,992
Digital Device, Inc.	0.65	229	106	106	229	215	215
IDS.[3]	-	-	-	-	608	4,946	4,946
		1,116	7,369	7,369	2,042	19,796	19,796
Non-marketable equity securities							
Domestic companies							
Innopla Co., Ltd.	19.90	245	770	245	245	750	245
Castec Korea Co., Ltd.	5.00	182	865	182	182	766	182
Msoltech[1]	10.00	635	-	-	635	-	-
AL Tech Inc.	8.19	589	286	589	589	247	589
Korea Information Certificate Authority Inc.[2]	-	-	-	-	1,852	1,339	1,852
Association of Electronics Environment	36.04	4,698	5,127	4,698	4,698	5,127	4,698
Temco, Inc.[1]	13.04	1,200	-	-	1,200	-	-
Netgenetech. Co., Ltd.	7.50	176	131	176	176	215	176
Manager Society, Inc.	3.70	200	13	200	200	5	200
TU Media Corp.	2.98	6,500	3,154	6,500	6,500	3,158	6,500
Eonex Technologies,Inc.	2.59	2,680	905	2,680	2,680	1,286	2,680
ADS Technologies Co., Ltd.	15.00	150	95	150	150	150	150
Planet	9.18	574	171	574	574	194	574
Micro Circuit Technology Co.,Ltd[1]	4.05	700	-	-	700	779	700
Reakosys Inc.	8.04	569	47	569	569	578	569
Pentamicro Inc.	2.65	234	346	234	526	236	526
Microgate, Inc.	8.43	500	156	500	500	191	500
Bigbeam	9.76	500	478	500	500	481	500
XcureNet	6.26	438	438	438	438	230	438
ATMS Co., Ltd.	4.85	438	253	438	438	294	438
shinAn SNP Co.,Ltd.	3.94	473	473	473	473	433	473
IND Tek Inc.	6.58	300	810	300	300	349	300
Amtel Corp.	7.41	300	251	300	300	180	300
Maxwave	16.02	250	108	250	250	138	250
Pulsus Technologies, Inc.[5]	-	121	76	121	121	112	121
Meksan Co., Ltd.[5]	-	69	47	69	69	101	69
iTEC technologies Ltd.	5.26	68	65	68	68	81	68
Macro Image Technology, Inc.	1.81	64	77	64	64	77	64
Display Technology Ltd.[1,5]	-	53	-	-	53	53	53
Plushub, Inc.	12.03	47	53	47	47	47	47
3ALogics Inc.	8.38	32	61	32	32	52	32
PaxComm, Inc	4.00	9	11	9	9	9	9
Comtecs Cor., Ltd[1]	1.27	5	-	-	5	5	5
Interactivy Co., Ltd.	2.21	5	361	5	5	10	5
Rapidus, Inc.[1,5]	-	-	-	-	-	-	-
NARA M Tech, Inc.	19.90	597	597	597	597	597	597
C&M,Inc.[4]	16.53	400	400	400	-	-	-
System A/C[4]	19.9	338	338	338	-	-	-
Others	-	429	347	347	2,641	717	717

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2006	2006 Acquisition cost	2006 Net asset value/Market value[6]	2006 Carrying value	2005 Acquisition cost	2005 Net asset value/Market value[6]	2005 Carrying value
Overseas companies							
Erlang Technology Inc. [1]	6.89	1,129	-	-	1,129	-	-
E2OPEN.COM [1]	1.20	15,694	-	-	15,694	-	-
COMMIT Incorporated	11.86	4,990	1,122	4,990	4,990	4,990	4,990
Monet Mobile Networks [1]	1.90	1,299	-	-	1,299	-	-
SUNPOWER.INC	9.28	1,257	432	1,257	1,257	169	1,257
Others	-	601	507	507	601	507	507
		49,738	19,371	28,847	53,356	24,653	31,381
Debt securities							
Bonds issued by the government [4]		22	22	22	-	-	-
Convertible bonds issued by NeoDis Co., Ltd.		665	665	665	2,204	2,204	2,204
Convertible bonds issued by Rapidus, Inc [1]		-	-	-	-	-	-
Convertible bonds issued by Pentamicro Inc.		131	131	131	131	131	131
		818	818	818	2,335	2,335	2,335
		₩ 51,672	₩ 27,558	₩ 37,034	₩ 57,733	₩ 46,784	₩ 53,512

[1] Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of December 31, 2006.

[2] In 2006, the investments were reclassified as equity method investment securities.

[3] In 2006, the Company sold the investment securities.

[4] New or additional investments made during the year ended December 31, 2006.

[5] The investment securities are in the form of preferred stocks, the shareholders of which have no voting rights.

[6] Market value or net realized value is based on the recent available financial statements.

As of December 31, 2006 and 2005, held-to-maturity securities consist of the following:

(in millions of Korean won)	2006	2005
Subordinated bonds of ABN-AMRO ABCP	₩ -	₩ 807
Others	44	44
	₩ 44	₩ 851

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)

Maturity	2006				2005			
	Available-for-sale securities		Held-to-maturity securities		Available-for-sale securities		Held-to-maturity securities	
Over one year through five years	₩	818	₩	-	₩	2,335	₩	807
Over five years through ten years		-		44		-		44
	₩	818	₩	44	₩	2,335	₩	851

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded in capital adjustments for the years ended December 31, 2006 and 2005, are as follows (Note 20):

(in millions of Korean won)	January 1, 2006		Gain (loss)		Disposal		Tax effect		December 31, 2006	
Nara Mold & Die Co., Ltd.	₩	3,100	₩	(1,071)	₩	-	₩	293	₩	2,322
Odicorp Co., Ltd.										
(formerly Jindoo Network Inc.)		898		562		1,460		-		-
ADP Engineering Co., Ltd.		5,740		(4,745)		-		1,305		2,300
Digital Device, Inc.		(10)		(109)		-		30		(89)
IDS		3,145		-		3,145		-		-
Others		52		(52)		-		-		-
	₩	12,925	₩	(5,415)	₩	4,605	₩	1,628	₩	4,533

(in millions of Korean won)	January 1, 2005		Gain (loss)		Disposal		Tax effect		December 31, 2005	
Nara Mold & Die Co., Ltd.	₩	2,107	₩	2,169	₩	-	₩	(1,176)	₩	3,100
Tube Media Co., Ltd.		462		331		793		-		-
Odicorp Co., Ltd.		1,250		(11)		-		(341)		898
Vodavi Technology Inc.		3,833		-		3,833		-		-
Hutchison Telephone		160	-			160		-		-
ADP Engineering Co., Ltd.		-		7,917		-		(2,177)		5,740
LG Card, Inc.		-		13,804		13,804		-		-
Digital Device, Inc.		-		(14)		-		4		(10)
IDS		-		4,338		-		(1,193)		3,145
Others		-		52		-		-		52
	₩	7,812	₩	28,586	₩	18,590	₩	(4,883)	₩	12,925

Interest income from investment in securities amounts to ₩ 35 million for the year ended December 31, 2006.

8. Equity Method Investments

Equity method investments as of December 31, 2006 and 2005, are as follows:

	Percentage of		2006			2005	
(in millions of Korean won)	ownership (%) at December 31,2006	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Domestic companies							
LG Micron Ltd.	36.00	₩ 68,100	₩ 135,645	₩ 110,496	₩ 68,100	₩ 131,562	₩ 111,172
LG Innotek Co., Ltd.	69.80	59,825	157,391	161,850	59,619	165,662	169,732
Hankuk Electric Glass Co., Ltd.	20.00	119,282	102,945	96,141	119,282	121,295	111,087
LG.Philips LCD Co., Ltd. [10]	37.90	679,218	2,595,691	2,510,698	679,218	2,888,014	2,765,005
Hi Plaza Inc.	100.00	100,511	115,996	107,916	100,511	115,165	106,864
Hi Business Logistics	100.00	8,000	15,863	15,641	8,000	12,096	12,166
LG fund for small and medium Enterprises [4]	50.00	7,500	6,419	6,419	5,000	5,000	5,000
Blue Ocean Investment Fund [2,4]	83.33	10,000	10,000	10,000	5,000	5,000	5,000
LG-Nortel Co., Ltd [11]	50.00	153,254	180,302	168,989	153,254	157,860	141,746
Korea Information Certificate Authority Inc [6,9]	9.35	1,852	1,607	1,446	-	-	-
		1,207,542	3,321,859	3,189,596	1,197,984	3,601,654	3,427,772
Overseas companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) [3]	-	-	-	-	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	24,058	29,801	7,684	22,410	30,643
LG Electronics Austria GmbH (LGEAG)	100.00	116	7,770	142	116	116	116
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	24,187	22,817	3,746	17,040	16,271
LG Electronics Australia Pty, Ltd. (LGEAP)	100.00	1,558	19,365	13,757	1,558	1,307	-
Arcelik-LG Klima Sanayive Ticaret A.S. (LGEAT)	50.00	14,718	27,066	24,996	14,718	26,485	24,700
LG Electronics Colombia, Ltda. (LGECB) [4]	100.00	7,848	10,848	6,732	3,330	9,943	6,745
LG Electronics China Co., Ltd. (LGECH) [1,4]	100.00	75,002	25,136	-	56,308	15,281	-
LG Electronics Canada, Inc. (LGECI)	100.00	13,779	19,269	11,790	13,779	19,125	12,542
LG Electronics Inc. Chile Limitada (LGECL) [4]	100.00	8,678	7,338	5,812	5,856	8,279	6,612

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2006	2006 Acquisition cost	2006 Net asset value	2006 Carrying value	2005 Acquisition cost	2005 Net asset value	2005 Carrying value
PT LG Electronics Display Devices Indonesia (LGEDI)[7]	-	-	-	-	32,085	64,074	50,515
LG Electronics Egypt Cairo S.A.E. (LGEEC)	100.00	4,382	2,010	2,377	4,382	2,144	3,194
LG Electronics Egypt S.A.E. (LGEEG)	84.00	2,860	3,817	3,695	2,860	1,911	1,791
LG Electronics Gulf FZE (LGEGF)	100.00	8,312	7,407	4,041	8,312	8,740	6,439
LG Electronics HK Limited (LGEHK)	100.00	9,398	1,030	741	9,398	7,858	7,433
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN)	70.00	7,608	4,647	6,493	7,608	6,585	6,184
LG Electronics Huizhou Inc. (LGEHZ)	80.00	1,277	38,658	29,580	1,277	24,859	16,931
LG Electronics India Pvt. Ltd. (LGEIL)	100.00	38,476	168,063	161,201	38,476	148,173	144,433
PT LG Electronics Indonesia (LGEIN)[7]	100.00	79,946	92,202	67,511	29,431	14,569	15,776
LG Electronics Japan Inc. (LGEJP)	100.00	12,978	2,423	2,290	12,978	2,044	1,720
Kunshan LGMS Computer Co., Ltd. (LGEKS)[4]	100.00	5,630	7,656	7,301	2,649	3,573	3,743
LG Electronics Mlawa SP.Zo.O. (LGEMA)[4]	100.00	133,618	133,007	130,348	92,401	91,595	88,422
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,352	3,454	2,612	3,352	2,216	807
LG Electronics Middle East Co., Ltd. (LGEME)[2]	100.00	462	462	462	462	462	462
Goldstar Mobilecomm France SASU (LGEMF)	100.00	5,621	6,096	6,096	5,621	5,621	5,621
LG Electronics (M) SDN.BHD (LGEML)	100.00	7,869	4,068	3,784	7,869	6,944	6,791
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)[4]	100.00	70,625	26,297	23,101	51,811	7,305	2,823
LG Electronics Mexico S.A. de C.V. (LGEMS)[4]	100.00	27,686	38,067	35,916	13,575	28,675	25,982
LG MITR Electronics Co., Ltd. (LGEMT)[4]	100.00	22,899	8,171	1,926	22,838	2,613	-
LG Electronics North of England Ltd. (LGENE)[3]	-	-	-	-	11,229	-	-
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	100.00	13,241	10,440	3,167	13,241	11,876	3,732
Nanjing LG-Tontru Color Display System Co., Ltd. (LGEND)(formerly LGENT)	70.00	9,367	17,802	14,314	9,367	17,242	6,730

	Percentage of	2006			2005		
(in millions of Korean won)	ownership (%) at December 31, 2006	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	100.00	23,524	1,355	2,036	23,524	621	1,389
Nanjing LG Panda Appliance Co., Ltd. (LGEPN)	70.00	7,596	20,420	14,087	7,596	16,910	10,006
LG Electronics Peru S.A. (LGEPR) [4]	100.00	12,383	8,988	8,393	7,699	2,344	1,205
LG Electronics Panama S.A. (LGEPS)[4]	100.00	5,255	18,221	15,352	2,333	10,272	11,741
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)	100.00	3,284	8,458	7,050	3,284	8,652	6,942
LG Electronics RUS, LLC (LGERA) [4]	100.00	34,372	33,447	28,778	10,621	10,621	10,621
LG Electronics Russia Inc. (LGERI)	95.02	391	9,637	9,639	391	10,719	10,719
LG Electronics S.A. Pty Ltd. (LGESA) [4]	100.00	18,204	15,423	12,182	13,525	34,831	30,415
LG Electronics Service Europe Netherlands B.V. (LGEEH)(formerly LGESE) [1,8]	100.00	63,423	784,198	-	63,423	146,216	77,590
Shanghai LG Electronics Co., Ltd. (LGESH)	70.00	4,899	10,557	7,564	4,899	10,458	6,717
LG Electronics Singapore Pte Ltd. (LGESL)	100.00	7,027	3,679	3,249	7,027	4,593	3,888
LG Electronics de Sao Paulo Ltd. (LGESP)	100.00	79,106	197,080	148,832	79,106	178,148	162,072
LG Electronics Shenyang Inc. (LGESY)	78.87	11,267	33,256	17,547	11,267	23,316	12,930
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	42,948	106,828	93,866	42,948	115,747	98,470
LG Electronics Thailand Co., Ltd. (LGETH) [4]	100.00	19,337	38,415	35,486	13,546	30,165	35,706
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	100.00	79,795	52,383	36,701	79,795	38,637	35,349
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	99.94	19,846	14,060	13,322	19,846	12,608	12,214
LG Electronics Ukraine Co., Ltd. (LGEUR) [2]	100.00	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	148,109	261,886	135,307	148,109	187,653	111,508
LG Electronics Vietnam Co., Ltd. (LGEVN)	100.00	8,937	6,351	5,233	8,937	10,897	9,500
LG Electronics Wroclaw Sp.Zo.o. (LGEWR) [4]	100.00	55,364	58,918	53,806	1,004	1,004	1,004
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT) [1,4]	70.00	15,174	10,623	-	10,501	10,529	-
LG Soft India PVT, Ltd. (LGSI)	100.00	5,084	11,574	12,504	5,084	10,078	11,368
EIC Properties PTE, Ltd.	38.20	9,636	2,175	2,176	9,636	2,094	2,094

	Percentage of	2006			2005		
(in millions of Korean won)	ownership (%) at December 31, 2006	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. [2]	53.00	878	878	878	878	878	878
LGE (China) R&D Center	100.00	8,201	6,619	6,619	8,201	6,929	6,929
Electromagnetica Goldstar S.R.L. [2]	50.00	508	508	508	508	508	508
SLD Telecom Pte. Ltd.	25.37	72,194	46,750	47,067	72,194	49,254	49,760
Triveni Digital Inc. [2]	100.00	899	899	899	899	899	899
LG (Yantai) Information & Communication Technology Co., Ltd. [2]	100.00	2,720	2,720	2,720	2,720	2,720	2,720
LG Holdings (HK) Ltd. [4]	31.82	72,787	90,628	27,031	53,378	27,271	22,859
Qingdao LG Langchao Digital Communication Co., Ltd.[4]	70.00	11,670	13,536	9,701	8,749	9,939	3,338
LG Electronics RUS-Marketing, LLC (LGERM) [2]	100.00	204	204	204	204	204	204
LGELV [2,5]	100.00	4,936	4,936	4,936	-	-	-
Hi Ligistics China Company Limited	100.00	1,294	4,834	1,209	1,294	5,283	1,321
LG Electronics Overseas Trading FZE(Dubai) [1]	100.00	311	-	-	311	1,991	2,435
LGESR [2,5]	49.00	4,496	4,496	4,496	-	-	-
LGEAF(UAE)[2,5]	100.00	759	759	759	-	-	-
		1,468,184	2,627,554	1,393,981	1,212,831	1,563,131	1,253,534
		₩2,675,726	₩5,949,513	₩4,583,577	₩2,410,815	₩5,164,785	₩4,681,306

1 The equity method of accounting has been suspended due to the investee's accumulated losses.

2 The equity method was suspended for investments in small-sized subsidiaries and affiliates whose total assets as of the previous year end amounted to less than ₩7,000 million, or which have just been established in 2006, in accordance with accounting principles generally accepted in the Republic of Korea.

3 The operations of this subsidiary were suspended as of December 31, 2006.

4 In 2006, the Company purchased additional shares of these subsidiaries.

5 This subsidiary was established in 2006.

6 In 2006, the investments were reclassified into equity method investments.

7 This subsidiary was merged with PT LG Electronics Indonesia (LGEIN) on January 1, 2006.

8 LG Electronics Service Europe Netherlands B.V. (LGESE) was spun off into four companies on January 1, 2006, namely: LG Electronics European Holdings B.V. (LGEEH), LG Electronics Benelux Sales B.V. (LGEBN), LG Electronics European Logistics & Services B.V. (LGELS), and LG Electronics European Shared Service Center B.V. (LGESC). The existing LG Electronics Service Europe Netherlands B.V. (LGESE) subsequently changed its name to LG Electronics European Holdings B.V. (LGEEH).

9 Since the Company can exercise a significant control over the Korea Information Certificate Authority Inc., it is classified as a equity method investment instead of available-for-sale securities.

10 In 2005, the Company sold 9,375,000 shares of LG.Philips LCD Co., Ltd. at ₩44,077 per share, with total proceeds of ₩413,224 million. The said shares had a book value of ₩153,143 million with related capital adjustment before disposal of ₩19,508 million. The resulting gain on the sale, recorded as a capital adjustment, amounted to ₩202,702 million, net of income tax of ₩76,887 million. The Company's percentage of ownership in LG.Philips LCD Co., Ltd. decreased from 41.7% to 37.9% because the Company did not participate in the investee's sale of additional stock. A valuation gain of ₩314,416 million for the year ended December 31, 2005, was made using the equity method due to the change in percentage of ownership recorded as a capital adjustment.

11. In 2005, the Company either contributed the securities of LGICTH, V.K.X, GNTel Co., Ltd, and Vodavi Technology Inc. as investment in kind or transferred them to the joint venture between the Company and Nortel Corporation. In return, the Company received US$ 145 million and acquired 50% of the common stocks minus one share and all of the preferred stocks of the joint venture, LG-Nortel Co., Ltd.

The equity method of accounting is applied based on the affiliates' most recent available financial statements, some of which have not been audited.

For the year ended December 31, 2006, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

(in millions of Korean won)	January 1, 2006	Addition	Amortization	December 31, 2006
Domestic companies				
LG Micron Ltd.	₩ 1,474	₩ -	₩ (590)	₩ 884
LG Innotek Co., Ltd.	227	-	(151)	76
Hi Plaza Inc.	(899)	-	689	(210)
Hankuk Electric Glass Co., Ltd.	(10,206)	-	3,402	(6,804)
LG-Nortel Co., Ltd.	393	-	(82)	311
	(9,011)	-	3,268	(5,743)
Overseas companies				
LG Electronics India Pvt. Ltd. (LGEIL)	2,521	-	(1,681)	840
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	5,358	-	(2,679)	2,679
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	1,422	-	(740)	682
LG Electronics Wales Ltd. (LGEWA)	(6,784)	-	6,784	-
LG Software PVT, LTD. (LGSI)	1,289	-	(360)	929
LG Holdings (HK) Ltd.	2,796	-	(1,864)	932
Others	2,412	-	(1,123)	1,289
	9,014	-	(1,663)	7,351
	₩ 3	₩ -	₩ 1,605	₩ 1,608

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2005, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee were as follows:

(in millions of Korean won)	January 1, 2005	Addition	Amortization	December 31, 2005
Domestic companies				
LG Micron Ltd.	₩ 2,064	₩ -	₩ (590)	₩ 1,474
LG Innotek Co., Ltd.	378	-	(151)	227
Hi Plaza Inc.	(1,587)	-	688	(899)
Hankuk Electric Glass Co., Ltd.	(13,608)	-	3,402	(10,206)
LG-Nortel Co., Ltd.	-	406	(13)	393
	(12,753)	406	3,336	(9,011)
Overseas companies				
LG Electronics India Pvt. Ltd. (LGEIL)	4,201	-	(1,680)	2,521
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	2,291	-	(2,291)	-
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	8,037	-	(2,679)	5,358
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,161	-	(739)	1,422
LG Electronics Wales Ltd. (LGEWA)	(70,377)	-	63,593	(6,784)
LG Software PVT, LTD. (LGSI)	1,795	-	(506)	1,289
LG Holdings (HK) Ltd.	4,660	-	(1,864)	2,796
Vodavi Technology Inc.	-	3,775	(3,775)	-
Others	3,462	(57)	(993)	2,412
	(43,770)	3,718	49,066	9,014
	₩ (56,523)	₩ 4,124	₩ 52,402	₩ 3

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2006, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting are as follows:

(in millions of Korean won)	Inventories	Property, plant and equipment	Intangible assets	Total
Domestic companies				
LG Micron Ltd.	₩ 698	₩ (4,871)	₩ 2	₩ (4,171)
LG Innotek Co., Ltd.	461	(126)	-	335
LG.Philips LCD Co., Ltd.	772	15,393	29,184	45,349
Hankuk Electric Glass Co., Ltd.	3	-	-	3
Hi Plaza Inc.	(430)	(37)	-	(467)
Hi Business Logistics	-	-	-	-
LG-Nortel Co., Ltd	2,017	2,865	-	4,882
	3,521	13,224	29,186	45,931
Overseas companies				
LG Electronics China Co., Ltd. (LGECH)	8,529	(56)	-	8,473
LG Electronics Huizhou Inc. (LGEHZ)	5,285	(338)	-	4,947
LG Electronics India Pvt. Ltd. (LGEIL)	(1,404)	(13)	-	(1,417)
LG Electronics Mlawa SP. Zo. O. (LGEMA)	1,615	(1,095)	-	520
LG Electronics (Nanjing) Plasma Co., Ltd. (LGENP)	124	(59)	-	65
LG Electronics Service Europe Netherlands B.V. (LGEEH)	6,034	(67)	-	5,967
LG Electronics De Sao Paulo Ltd. (LGESP)	(1,032)	(736)	-	(1,768)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	912	987	-	1,899
LG Electronics U.S.A., Inc. (LGEUS)	8,872	1,252	-	10,124
Langcho LG Digital Mobile Communication Co., Ltd. (LGEYT)	(1,491)	29	-	(1,462)
LG Electronics Overseas Trading FZE (Dubai)	14,256	-		14,256
Others	761	(6,860)	-	(6,099)
	42,461	(6,956)	-	35,505
	₩ 45,982	₩ 6,268	₩ 29,186	₩ 81,436

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

For the year ended December 31, 2005, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting were as follows:

(in millions of Korean won)	Inventories	Property, plant and equipment	Intangible assets	Total
Domestic companies				
LG Micron Ltd.	₩ 285	₩ (11,015)	₩ (6)	₩ (10,736)
LG Innotek Co., Ltd.	(1,741)	(38)	-	(1,779)
LG.Philips LCD Co., Ltd.	276	(22,814)	28,751	6,213
LG IBM PC Co., Ltd.	124	3	-	127
Hankuk Electric Glass Co., Ltd.	1,856	-	-	1,856
Hi Plaza Inc.	725	(25)	-	700
Hi Business Logistics	1	-	-	1
GNTel Co., Ltd	-	569	-	569
LG-Nortel Co., Ltd	(2,202)	(14,304)	-	(16,506)
	(676)	(47,624)	28,745	(19,555)
Overseas companies				
LG Electronics China Co., Ltd. (LGECH)	(10,962)	353	-	(10,609)
LG Electronics Espana S.A. (LGEES)	810	-	-	810
LG Electronics Huizhou Inc. (LGEHZ)	(2,291)	(64)	-	(2,355)
LG Electronics India Pvt. Ltd. (LGEIL)	(1,824)	86	-	(1,738)
LG Electronics Italy S.P.A. (LGEIS)	62	-	-	62
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(605)	347	-	(258)
LG Electronics (Nanjing) Plasma Co., Ltd. (LGENP)	(515)	224	-	(291)
LG Electronics Service Europe Netherlands B.V. (LGESE)	38,471	(10)	-	38,461
LG Electronics De Sao Paulo Ltd. (LGESP)	(4,687)	(855)	-	(5,542)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(1,842)	689	-	(1,153)
LG Electronics U.S.A., Inc. (LGEUS)	(32,440)	(1,322)	-	(33,762)
LG Electronics Wales Ltd. (LGEWA)	5,691	(76)	-	5,615
Langcho LG Digital Mobile Communication Co., Ltd. (LGEYT)	(6,262)	(282)	-	(6,544)
Others	15,901	1,853	-	17,754
	(493)	943	-	450
	₩ (1,169)	₩ (46,681)	₩ 28,745	₩ (19,105)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	January 1, 2006	Equity in earnings (losses) of affiliates, net	Others	December 31, 2006
Domestic companies				
LG Micron Ltd.	₩ 111,172	₩ 2,314	₩ (2,990)	₩ 110,496
LG Innotek Co., Ltd.	169,732	(764)	(7,118)	161,850
Hankuk Electric Glass Co., Ltd.	111,087	(14,192)	(754)	96,141
LG.Philips LCD Co., Ltd.	2,765,005	(240,955)	(13,352)	2,510,698
Hi Plaza Inc.	106,864	1,052	-	107,916
Hi Business Logistics	12,166	3,642	(167)	15,641
LG-Norte Co., Ltd.	141,746	27,104	139	168,989
Korea Information Certificate Authority Inc	-	(381)	1,827	1,446
LG fund for small and medium Enterprises	5,000	(1,081)	2,500	6,419
Blue Ocean Investment Fund	5,000	-	5,000	10,000
	3,427,772	(223,261)	(14,915)	3,189,596
Overseas companies				
LG Electronics Huizhou Inc. (LGEHZ)	16,931	13,966	(1,317)	29,580
Nanjing LG-Tontru Color Display System Co., Ltd. (LGEND)(Formerly LGENT)	6,730	8,242	(658)	14,314
LG Electronics Shenyang Inc. (LGESY)	12,930	6,084	(1,467)	17,547
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	98,470	4,818	(9,422)	93,866
Taizhou LG-Chunlan Home Appliance Co., Ltd (LGETR)	35,349	3,245	(1,893)	36,701
LG Electronics India Pvt. Ltd. (LGEIL)	144,433	26,477	(9,709)	161,201
PT LG Electronics Display Device Indonesia (LGEDI)	50,515	-	(50,515)	-
P.T. LG Electronics Indonesia(LGEIN)	15,776	8,857	42,878	67,511
LG Electronics U.S.A., Inc. (LGEUS)	111,508	52,677	(28,877)	135,308
LG Electronics Service Europe Netherland B.A. (LGEEH)(Formerly LGESE)	77,590	(50,830)	(26,760)	-
LG Electronics Mlawa SP.Zo.O. (LGEMA)	88,422	(3,177)	45,103	130,348

(in millions of Korean won)	January 1, 2006	Equity in earnings (losses) of affiliates, net	Others	December 31, 2006
LG Electronics Mexico S.A. De C.V. (LGEMS)	25,982	(1,101)	11,035	35,916
LG Electronics de Sao Paulo Ltda. (LGESP)	162,072	(14,520)	1,280	148,832
SLD Telecom Pte. Ltd.	49,760	(3,957)	1,264	47,067
LG Holdings (HK) Ltd.	22,859	(9,591)	13,763	27,031
Others	334,207	7,445	107,107	448,759
	1,253,534	48,635	91,812	1,393,981
	₩ 4,681,306	₩ (174,626)	₩ 76,897	₩ 4,583,577

Changes in investments in subsidiaries and affiliates accounted for using the equity method for year ended December 31, 2005, were as follows:

(in millions of Korean won)	January 1, 2005	Equity in earnings (losses) of affiliates, net	Others	December 31, 2005
Domestic companies				
LG Micron Ltd.	₩ 111,651	₩ 2,299	₩ (2,778)	₩ 111,172
LG Innotek Co., Ltd.	154,651	18,872	(3,791)	169,732
Hankuk Electric Glass Co., Ltd.	125,082	(10,873)	(3,122)	111,087
LG.Philips LCD Co., Ltd.	2,399,076	178,624	187,305	2,765,005
LG IBM PC Co., Ltd.	16,522	(2,489)	(14,033)	-
Hi Plaza Inc.	99,275	7,589	-	106,864
STIC Ventures Co., Ltd	28,264	(4,384)	(23,880)	-
Hi Business Logistics	6,114	2,528	3,524	12,166
LG-Norte Co., Ltd.	-	(11,276)	153,022	141,746
Others	-	-	10,000	10,000
	2,940,635	180,890	306,247	3,427,772
Overseas companies				
LG Electronics Huizhou Inc. (LGEHZ)	22,038	(3,825)	(1,282)	16,931
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	16,518	(9,664)	(124)	6,730
LG Electronics Shenyang Inc. (LGESY)	13,474	14	(558)	12,930
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	100,047	(674)	(903)	98,470
Taizhou LG-Chunlan Home Appliance Co., Ltd (LGETR)	27,001	(9,884)	18,232	35,349
LG Electronics India Pvt. Ltd. (LGEIL)	121,544	31,696	(8,807)	144,433
PT LG Electronics Display Device Indonesia (LGEDI)	48,348	4,458	(2,291)	50,515
LG Electronics U.S.A., Inc. (LGEUS)	108,996	(9,323)	11,835	111,508
LG Electronics Wales Ltd. (LGEWA)	69,650	(69,650)	-	-
LG Electronics Service Europe Netherland B.A. (LGESE)	-	43,962	33,628	77,590
LG Electronics Mlawa SP.Zo.O. (LGEMA)	45,869	(4,495)	47,048	88,422
LG Electronics Mexico S.A. De C.V. (LGEMS)	21,169	4,172	641	25,982
LG Electronics de Sao Paulo Ltda. (LGESP)	68,234	25,676	68,162	162,072

(in millions of Korean won)	January 1, 2005	Equity in earnings (losses) of affiliates, net	Others	December 31, 2005
SLD Telecom Pte. Ltd.	52,279	(4,563)	2,044	49,760
LG Holdings (HK) Ltd.	42,906	(18,537)	(1,510)	22,859
Others	397,555	(4,076)	(43,496)	349,983
	1,155,628	(24,713)	122,619	1,253,534
	₩ 4,096,263	₩ 156,177	₩ 428,866	₩ 4,681,306

A summary of financial information of major equity method investees as of and for the year ended December 31, 2006, follows:

(in millions of Korean won)	Total assets	Total liabilities	Net assets	Sales	Net income (loss)
LG.Philips LCD Co., Ltd.	₩ 12,815,847	₩ 5,926,172	₩ 6,889,675	₩ 10,200,660	₩ (769,313)
LG Micron Ltd.	926,682	549,839	376,843	767,428	19,651
LG Innotek Co., Ltd.	498,632	274,023	224,609	1,070,570	3,033
Hi Plaza Inc.	192,454	76,458	115,996	667,776	796
Hankuk Electric Glass Co., Ltd.	541,908	27,182	514,726	242,217	(88,319)
LG-Norte Co., Ltd.	774,162	413,558	360,604	761,364	66,980
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	673,368	537,802	135,566	1,399,771	3,323
LG Electronics India Pvt. Ltd. (LGEIL)	517,987	350,324	167,663	1,401,952	36,411
LG Electronics de Sao Paulo Ltda. (LGESP)	372,342	279,507	92,835	1,036,354	(6,595)

A summary of financial information of major equity method investees as of and for the year ended December 31, 2005, follows:

(in millions of Korean won)	Total assets	Total liabilities	Net assets	Sales	Net income (loss)
LG.Philips LCD Co., Ltd.	₩ 12,995,915	₩ 5,320,319	₩ 7,675,596	₩ 8,890,155	₩ 517,012
LG Micron Ltd.	839,758	474,268	365,490	745,377	37,725
LG Innotek Co., Ltd.	401,148	163,813	237,335	940,014	30,760
HIPLAZA	178,518	63,353	115,165	596,508	6,271
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	712,645	572,825	139,820	1,258,147	11,035
LG Electronics India Pvt. Ltd. (LGEIL)	504,225	356,052	148,173	1,368,622	35,115
LG Electronics de Sao Paulo Ltda. (LGESP)	287,556	188,663	98,893	668,986	8,843

As of December 31, 2006, the market values of marketable equity method investments are as follows:

	Number of shares owned	Market price per share (in won)	Market value (in millions)	Book value (in millions)
LG.Philips LCD Co., Ltd.	135,625,000	₩ 27,850	₩ 3,777,156	₩ 2,510,698
LG Micron Ltd.	2,699,702	37,000	99,889	110,496
Hankuk Electric Glass Co., Ltd.	1,614,675	22,900	36,976	96,141

As of December 31, 2005, the market values of marketable equity method investments are as follows:

	Number of shares owned	Market price per share (in won)	Market value (in millions)	Book value (in millions)
LG.Philips LCD Co., Ltd.	135,625,000	₩ 42,950	₩ 5,825,094	₩ 2,765,005
LG Micron Ltd.	2,699,702	65,900	177,910	111,172
Hankuk Electric Glass Co., Ltd.	1,614,675	34,000	54,899	111,087

The changes in the respective accumulated losses of equity method investees from which the application of the equity method of accounting has been suspended due to their accumulated losses for the years ended December 31, 2006 and 2005, are as follows:

	2005		2006	
(in millions of Korean won)	Accumulated losses	Increase (Decrease)	Accumulated losses	Accumulated capital adjustment [1]
LG Electronics Australia PTY., Ltd. (LGEAP)	₩ 4,443	₩ (4,443)	₩ -	₩ -
LG Electronics China Co., Ltd. (LGECH)	50,295	(32,040)	18,255	(4,135)
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	198	(198)	-	(1,204)
LG Electronics Overseas Trading FZE (Dubai)	-	20,570	20,570	-
LG Electronics European Holdings B.V.(LGEEH)(Formerly LGESE)	-	5,612	5,612	(9,297)
LG Electronics Wales Ltd. (LGEWA) (Subsidiary of LGESE) [2]	412,863	(84,309)	328,554	(73,335)
	₩ 467,799	₩ (94,808)	₩ 372,991	₩ (87,971)

[1] Negative numbers represent negative capital adjustment from the application of the equity method of accounting.

[2] The amounts include the accumulated losses on LG.Philips Display Holdings B.V. from the application of the equity method of accounting.

For the year ended December 31, 2006, the following adjustments were made on the equity method investees to reconcile the differences in accounting policies between the Company and equity method investees:

(in millions of Korean won)	Adjustment		Amount
LG.Philips LCD Co., Ltd.	Adjustment capitalized interest expense to expense as incurred	₩	(41,535)
LG Holdings (HK) Ltd.	Adjustment capitalized interest expense to expense as incurred		(19,613)
Subsidiary of LG Holdings (HK) Ltd.	Adjustment capitalized interest expense to expense as incurred		(2,859)

9. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	Balance at January 1, 2006	Acquisitions and capital expenditure	Transfer-in (out)[1]	Disposals	Depreciation	Balance at December 31, 2006	Accumulated depreciation at December 31, 2006
Land	₩ 780,073	₩ 1,894	₩ (76,846)	₩ (4,606)	₩ -	₩ 700,515	₩ -
Buildings	1,590,523	65,146	42,731	(7,528)	(46,435)	1,644,437	262,347
Structures	93,101	6,994	23,794	(1,539)	(7,744)	114,606	50,096
Machinery and equipment	923,068	168,733	272,554	(103,475)	(270,495)	990,385	1,067,484
Tools	380,954	114,807	65,512	(31,541)	(196,976)	332,756	696,177
Furniture and fixtures	188,019	37,284	45,662	(48,764)	(66,755)	155,446	355,421
Vehicles	9,004	1,134	1,215	(1,698)	(2,806)	6,849	13,336
Standing timber	4,375	-	105	(128)	-	4,352	-
Construction-in-progress	172,824	297,978	(169,359)	-	-	301,443	-
Machinery-in-transit	8,363	72,211	(75,042)	-	-	5,532	-
Total	₩ 4,150,304	₩ 766,181	₩ 130,326	₩ (199,279)	₩ (591,211)	₩ 4,256,321	₩ 2,444,861

[1] Includes the amounts resulting from the absorption of a portion of the PC division of LG IBM PC Co., Ltd. and the amounts related to the accrued severance benefits of personnel involved in construction.

Changes in property, plant and equipment for the year ended December 31, 2005, were as follows:

(in millions of Korean won)	Balance at January 1, 2005	Acquisitions and capital expenditure	Transfer-in (out)[1]	Disposals	Depreciation	Balance at December 31, 2005	Accumulated depreciation at December 31, 2005
Land	₩ 700,652	₩ 21,775	₩ 76,843	₩ (19,197)	₩ -	₩ 780,073	₩ -
Buildings	1,115,424	116,250	409,481	(14,280)	(36,352)	1,590,523	217,433
Structures	73,512	18,382	7,781	(436)	(6,138)	93,101	42,697
Machinery and equipment	754,610	220,218	238,991	(51,006)	(239,745)	923,068	881,695
Tools	425,290	154,568	89,933	(14,978)	(273,859)	380,954	528,386
Furniture and fixtures	230,695	89,786	6,056	(51,668)	(86,850)	188,019	332,323
Vehicles	7,413	2,220	2,361	(251)	(2,739)	9,004	11,693
Standing timber	4,482	-	-	(107)	-	4,375	-
Construction-in-progress	309,303	625,702	(762,181)	-	-	172,824	-
Machinery-in-transit	8,168	66,043	(65,848)	-	-	8,363	-
Total	₩ 3,629,549	₩ 1,314,944	₩ 3,417	₩ (151,923)	₩ (645,683)	₩ 4,150,304	₩ 2,014,227

As of December 31, 2006, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, was ₩1,088,541 million (2005: ₩966,773 million).

A substantial portion of property, plant and equipment as of December 31, 2006, is pledged as collateral for long-term debts up to a maximum of approximately ₩751,314 million. The said amount includes the equivalent of US$99 million, JP¥150 million and EUR360 million (Notes 12 and 13).

10. Insured Assets

As of December 31, 2006, inventories, and property, plant and equipment, excluding land and certain construction-in-progress, are insured against fire and other casualty losses for up to approximately ₩17,151,865 million. In addition, the Company has insurance against business interruption losses as well as losses arising from the transportation of goods.

11. Intangible Assets

Changes in intangible assets for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2006	₩ 94,612	₩ 192,250	₩ 60,763	₩ 72,047	₩ 419,672
Additions	399	98,281	53,630	30,304	182,614
Disposals	(55)	(24,156)	-	(95)	(24,306)
Amortization	(21,705)	(39,457)	(30,445)	(24,156)	(115,763)
Impairment loss	-	-	-	-	-
Balance as of December 31, 2006	₩ 73,251	₩ 226,918	₩ 83,948	₩ 78,100	₩ 462,217
Accumulated amortization as of December 31, 2006	₩ 138,069	₩ 211,729	₩ 279,039	₩ 126,085	₩ 754,922

Changes in intangible assets for the year ended December 31, 2005, were as follows:

(in millions of Korean won)	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2005	₩ 215,974	₩ 278,825	₩ 61,804	₩ 78,929	₩ 635,532
Additions[1]	3,433	82,294	42,655	25,596	153,978
Disposals	(5)	(109,702)	(1,891)	(3,559)	(115,157)
Amortization	(35,759)	(59,167)	(41,805)	(28,919)	(165,650)
Impairment loss [2]	(89,031)	-	-	-	(89,031)
Balance as of December 31, 2005	₩ 94,612	₩ 192,250	₩ 60,763	₩ 72,047	₩ 419,672
Accumulated amortization as of December 31, 2005	₩ 116,318	₩ 171,212	₩ 248,586	₩ 101,604	₩ 637,720

1 Includes goodwill of ₩2,596 million arising from the absorption of a portion of PC division of LG IBM PC Co., Ltd.

2 In accordance with disposal and investment in kind transactions of the Systems division, related goodwill was fully expensed as impairment loss.

Amortization of intangible assets presented under manufacturing costs and selling and administrative expenses for the years ended December 31, 2006 and 2005, consists of the following:

(in millions of Korean won)	**2006**	**2005**
Manufacturing costs	₩ 18,215	₩ 19,868
Selling and administrative expenses	97,548	145,782
	₩ 115,763	₩ 165,650

The carrying value of significant intangible assets as of December 31, 2006 and 2005, consists of the following:

(in millions of Korean won)	**2006**	**2005**	**Remaining years for amortization**
Goodwill	₩ 70,852	₩ 91,330	Four years
Industrial property rights	75,148	137,039	Four years

As a result of the LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.) merger with LG Information & Communications, Ltd. in September 2000, the former LG Electronics Inc. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩20,478 million and ₩20,543 million, respectively, for the year ended December 31, 2006. In accordance with disposal and investment in kind transactions of the Systems division, related goodwill was fully expensed in 2005 as loss on impairment.

Research and development costs incurred for the year ended December 31, 2006, amounted to ₩1,110,073 million (2005: ₩1,273,092 million) all of which were charged to current operations as ordinary development costs and research costs.

12. Short-Term Borrowings and Current Maturities of Long-Term Debts

Short-term borrowings as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	**Annual interest rate (%) at December 31, 2006**	**2006**	**2005**
Foreign currency loans	3M Libor + 0.5 ~0.7	₩ 37,674	₩ 12,853

Current maturities of long-term debts as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006	2005
Debentures	₩ 661,975	₩ 1,055,691
Discount on debentures	(668)	(5,603)
Conversion rights adjustment	(6,848)	-
Premium for conversion rights	37,092	-
Long-term debts	101,018	79,346
	₩ 792,569	₩ 1,129,434

13. Debentures, Convertible Bonds and Long-Term Debts

Debentures and convertible bonds as of December 31, 2006 and 2005, consist of the following:

(in millions)	Annual interest rate (%) at December 31, 2006	2006	2005
Debentures			
Public, non-guaranteed payable through 2009	4.0 ~ 5.0	₩ 605,000	₩ 1,455,000
Floating rate notes of US $ 600 million (2005:US $681 million) , payable through 2010	5.0%	557,760	689,853
		1,162,760	2,144,853
Convertible Bonds			
Zero coupon rate convertible bonds of US$ - million (2005 : US$ 105 million), payable through 2006	-	-	123,639
Zero coupon rate convertible bonds of US$ 250 million (2005 : US$ 250 million), payable through 2007	-	296,975	296,975
		296,975	420,614
		1,459,735	2,565,467
Less: Current maturities		(661,975)	(1,055,691)
Discount on debentures		(5,563)	(7,735)
Conversion rights adjustment		-	(25,532)
Add:Premium for conversion rights		-	37,092
		₩ 792,197	₩ 1,513,601

For the year ended December 31, 2006, foreign currency convertible bonds amounting to ₩123,520 million were converted to 1,788,640 shares of common stock. As a result, capital and capital surplus increased by ₩8,943 million and ₩116,907 million, respectively (Note17). And the Company redeemed the unconverted portion amounting to ₩118 million early. As a result, the Company recorded profit on redemption of convertible bonds amounting to ₩20 million.

The Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of the bonds are as follows:

- Type of bonds: Private convertible bond
- Total face value of bonds: US$ 250 million (fixed exchange rate of ₩ 1,181.5 : US$1)
- Date of issuance: May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate: 0% , Effective interest rate to maturity: 3.96%
  - Maturity: May 17, 2007
  - On redemption, the Company would redeem the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on any day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 3,049,221 shares
  - Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869, because the average closing price of the common shares of the Company during the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling 6 months after the issue date was above ₩ 65,600.
  - Conversion period: May 18, 2005 through May 7, 2007

Long-term debts as of December 31, 2006 and 2005, consist of the following:

(in millions)	**Annual interest rate (%) at December 31, 2006**	**2006**	**2005**
Foreign currency loans[1]			
Kookmin Bank	1M LIBOR + 0.41	₩ 278,880	₩ 323,148
Hong Kong and Shanghai Banking Corp.	-	-	30,390
The Korea Development Bank	3M EULIBOR + (1.02 ~ 1.75)	300,242	337,494
The Export-Import Bank of Korea	-	-	30,390
Shinhan Bank	3M LIBOR + 0.30	92,960	-
Mizuho Seoul	6M LIBOR + 0.35	185,920	-
Sumimoto Mitsui	3M LIBOR + 0.35	92,960	-
		950,962	721,422
Less: Current maturities		(101,018)	(79,346)
		₩ 849,944	₩ 642,076

[1] Representing US $ 300 million and EUR 246 million (2005: US $ 379 million and EUR 281 million).

See Note 9 for the related collateral arrangements for the Company's long-term debts.

The maturities of long-term debts outstanding as of December 31, 2006, are as follows:

(in millions of Korean won)

For the year ending December 31,	Debentures	Long-term debts	Total
2008	90,000	393,525	483,525
2009	150,000	442,791	592,791
2010	557,760	13,628	571,388
	₩ 797,760	₩ 849,944	₩ 1,647,704

14. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006	2005
Beginning balance	₩ 628,367	₩ 619,827
Severance payments	(210,763)	(156,161)
Transfer-in from affiliated companies, net	(1,374)	1,698
Increment for merger [1]	-	219
Provisions	186,811	190,375
Capitalization of severance benefits and others	-	3,356
Transfer-out due to business tranfer	-	(30,947)
	603,041	628,367
Less : Severance insurance deposit	(365,810)	(374,842)
Deposits to the National Pension Fund	(8,596)	(12,672)
	₩ 228,635	₩ 240,853

[1] Includes the amount from the absorption of a portion of the PC division of LG IBM PC Co., Ltd.

The severance benefits are funded at approximately 60.7 % (2005: 59.7%) as of December 31, 2006, through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The severance insurance deposits, which are amounts funded under employee severance insurance plans, are presented as a deduction from accrued severance benefits.

15. Product warranty reserve

Changes in the product warranty reserve for the year ended December 31, 2006, are as follows:

(in millions of Korean won)		2006
Balance, January 1, 2006	₩	112,499
Provisions during the year		738,543
Actual payments		(609,086)
Balance, December 31, 2006	₩	241,956

The Company accrues a reserve for contingent losses relating to the estimated costs of future claims, recalls and so on. This reserve is recorded as a liability.

16. Commitments and Contingencies

As of December 31, 2006, the Company provided two notes to financial institutions as collateral in relation to guarantees of indebtedness.

As of December 31, 2006, the Company has various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2006, the Company has bank overdraft facility agreements with various banks amounting to ₩405,500 million.

As of December 31, 2006, the Company has sales agreements for export trade accounts receivable with various banks amounting to ₩5,685,701 million. The Company has corporate electronic settlement services contracts for collection of accounts receivable with Hana Bank and others amounting to ₩130,000 million (Note 4).

As of December 31, 2006, the Company has corporate electronic settlement services contracts for payment of trade accounts payable with various banks amounting to ₩ 1,205,445 million.

In accordance with the Asset Securitization Law, the Company entered into a sales contract with LG Electronics 2nd Securitization Specialty L.L.C to transfer its trade receivables amounting to ₩190,000 million on May 18, 2006. Through the asset-backed securitization of trade receivables, the Company acquired the 2nd-class beneficiary certificate of ₩47,381 million at December 31, 2006, included under the trade accounts receivable. In addition, the Company entered into an asset-transfer contract with Hana TX Ltd to transfer its prepaid VAT receivable amounting to ₩70,000 million on December 21, 2006. As of December 31, 2006, outstanding balance receivables amounted to 57,000 million.

As of December 31, 2006, the Company is contingently liable for guarantees approximating ₩3,093,836 million (including US$ 2,270 million) on the indebtedness of its subsidiaries and affiliates, as follows:

(in millions of Korean won)

LG Electronics U.S.A., Inc. (LGEUS)	₩	260,288
LG Electronics Mlawa SP.ZO.O (LGEMA)		228,711
P.T. LG Electronics Indonesia (LGEIN)		208,880
LG Electronics Italia S.P.A (LGEIS)		195,216
LG Electronics Tianjin Appliances Co., Ltd. (LGETA)		169,967
LG Electronics European Shared Service Center B.V.(LGESC)		167,414
LG Electronics Thailand Co.,Ltd. (LGETH)		151,525
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)		150,956
LGEND(Formerly LGENT)		141,820
LG Electronics European Holdings B.V.(LGEEH)		134,446
LGEWR		129,557
LG Electronics Mexico S.A. DE. C.V. (LGEMS)		85,493
LG Electronics U.K. Ltd. (LGEUK)		83,664
LG Electronics (TaiZhou) Refrigeration Co., Ltd.(LGETR)		80,801
LG Electronics RUS, LLC(LGERA)		72,509
LG Electronics (Nanjing) Plasma Co., Ltd.(LGENP)		71,839
LG Electronics Shenyang Inc.(LGESY)		70,315
LG Electronics Columbia, Ltda.(LGECB)		69,720
LG Electronics China Co., Ltd. (LGECH)		65,434
LG Electronics S.A. Ltd.(LGESA)		61,809
Others		493,472
	₩	3,093,836

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of December 31, 2006, the Company has outstanding forward contracts with CALYON and others for selling US dollars amounting to US$365 million at contract exchange rates of ₩917.95 : US$1 ~ ₩969.90 : US$1, with contract due dates of January through June 2007.

As of December 31, 2006, the Company has outstanding forward contracts with HSBC Bank and others for selling euro and buying US dollars amounting to US$ 53 million at contract exchange rates of US$ 1.2783 : € 1 ~ US$ 1.3299 : €1, with contract due dates of January through March 2007.

As of December 31, 2006, the Company has outstanding forward contracts with BTMU and others to sell US dollars and buy Japanese yen amounting to US$17 million at contract exchange rates of ¥114.91 : US$1 ~ ¥117.64 : US$1 from January to March 2007.

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩5,394 million and ₩950 million, respectively, were charged to operations for the year ended December 31, 2006.

In order to reduce the impact of changes in exchange rates, the Company has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩1,253 million and ₩331 million, respectively, were recorded for the year ended December 31, 2006.

A summary of the terms of outstanding currency option contracts as of December 31, 2006, follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$190	₩910.0/US$ ~ ₩944.0/US$	January 18, 2007 through June 26, 2007
Call	US$240	₩937.0/US$ ~ ₩969.0/US$	January 18, 2007 through June 26, 2007

In order to reduce the impact of changes in interest rates and exchange rates, the Company has also entered into a cross currency swap contract. An unrealized valuation gain and loss amounting to ₩4,507 million and ₩28,218 million, respectively, were recorded to currency swap for the year ended December 31, 2006.

A summary of the terms of the outstanding cross currency swap contract as of December 31, 2006, follows:

	Transaction amount		Annual interest rate (%)		
(in millions)	Disbursement	Receipts	Receipts	Disbursement	Maturity
JP Morgan Chase and others	US$300	€247	5.00%	3.70%	June 17, 2010
The Korea Development Bank	US$100	€ 83	1M Libor+0.41%	2.80%	May 27, 2008
Standart Chartered	KRW 49,000	US$ 50	4.80%	6M USD Libor	March 10, 2009
ABN-AMRO	KRW 47,530	US$ 50	4.35%	6M USD Libor	May 24, 2009
Barclays	KRW 48,000	US$ 50	4.32%	6M USD Libor	June 19, 2009

As a result of the above derivatives contracts, a realized gain of ₩45,936 million and a realized loss of ₩27,101 million were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2006.

In 2005, the Company accrued a reserve for contingent losses amounting to ₩50,650 million relating to payment guarantee for LG.Philips Displays Holdings B.V. This contingent liability is recorded under other long-term liabilities. In 2006, this contingent liability was actually paid to the creditor of LG.Philips Displays Holding B.V and was recognized as other accounts receivable from LG.Philips Displays Holdings B.V. The Company provides a full allowance for the said receivable as of December 31, 2006.

As of December 31, 2006, the Company is provided with a repayment guarantee of ₩77,553 million from Seoul Guarantee Insurance Company relating to the completion of sales.

The Company leases equipment such as notebooks under operating leases expiring in various years through 2009.

(in millions of Korean won)		Amount
Year ended December 31		
2007	₩	18,115
2008		9,626
2009		4,164
Total lease payments	₩	31,905

As of December 31, 2006, the Company is named as a defendant in legal actions which were brought against the Company by Fisher&Paykel in New Zealand and Mahmood Saleh Abbar Co. in Saudi Arabia. In addition, the Company is named as either the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of foreign and domestic claims as the defendant and plaintiff amounted to approximately US$1,284 million and ₩12,107 million, respectively, as of December 31, 2006. The Company believes that although the outcome of these legal actions is uncertain, they would not result in a material ultimate loss for the Company.

17. Capital Stock

Capital stock as of December 31, 2006 and 2005, consists of the following:

	Par value per share	2006 Number of shares issued	2006 Amount (in millions)	2005 Number of shares issued	2005 Amount (in millions)
Common stock[1]	₩ 5,000	144,647,814	₩ 723,239	142,859,174	₩ 714,296
Preferred stock [2]	5,000	17,185,992	85,930	17,185,992	85,930
		161,833,806	₩ 809,169	160,045,166	₩ 800,226

As of December 31, 2006, the number of shares authorized is 600 million shares.

[1] The foreign currency convertible bonds were converted into 1,788,640 shares of common stock for the year ended December 31, 2006.

[2] The preferred shareholders have no voting rights and are entitled to preferred dividends at a rate of one percentage point over that of common stock. This preferred dividend rate is not applicable to stock dividends.

For the year ended December 31, 2006, changes in capital stock and related capital surplus amounts are as follows:

(in millions of Korean won)

Date	description	Common stock		Preferred stock		Capital Surplus	
January 1, 2006		₩	714,296	₩	85,930	₩	2,091,012
January 2006	Conversion of covertible bonds		6,945		-		90,783
February 2006	Conversion of covertible bonds		1,998		-		26,124
Balance, December 31, 2006		₩	723,239	₩	85,930	₩	2,207,919

For the year ended December 31, 2005, changes in capital stock and related capital surplus amounts are as follows:

(in millions of Korean won)

Date	Description	Common stock		Preferred stock		Capital Surplus	
Balance, January 1, 2005		₩	698,031	₩	85,930	₩	1,876,153
January 2005	Issuance of stock		614		-		7,272
March 2005	Conversion of convertible bonds		43		-		555
October 2005	"		214		-		2,831
November 2005	"		6,846		-		90,724
December 2005	"		8,548		-		113,477
Balance, December 31, 2005		₩	714,296	₩	85,930	₩	2,091,012

18. Capital Surplus

As a result of the spin-off on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million, net of capital stock of ₩783,961 million, and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million. In addition, for the year ended December 31, 2006, ₩116,907 million was recorded as capital surplus due to conversion of convertible bonds.

As a result of the issuance of foreign currency convertible bonds in 2003 and 2004, a premium for conversion rights of ₩9,891 million, net of tax was recorded as capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩2,183 million were recorded as capital surplus.

19. Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

20. Capital Adjustments

Capital adjustments as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006	2005
Treasury stock	₩ (44,893)	₩ (44,893)
Increase resulting from equity method investments	804,470	782,178
Decrease resulting from equity method investments	(323,724)	(209,132)
Gain on valuation of available-for-sale securities	4,533	12,925
Gain on disposal of equity method investment [1]	202,702	202,702
	₩ 643,088	₩ 743,780

[1] Amount net of the income tax effect of ₩76,887 million from gain on disposal of shares of LG. Philips LCD Co., Ltd.

The Company has retained treasury stocks consisting of 763,147 shares (2005 : 763,146 shares) of common stock and 4,682 shares (2005 : 4,681 shares) of preferred stock as of December 31, 2006. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell them in the future.

21. Stock Options

On March 22, 2005, the Company granted 766,000 shares of stock appreciations rights ("SARs") to certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company's common stock over the exercise price of ₩71,130 per share. These SARs are exercisable on or after March 23, 2008, through March 22, 2012. Additionally, when the increase rate of the Company's share price is the same or less than the increase rate of the Korea Composite Stock Price Index ("KOSPI") over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs since March 22, 2005, follows:

	Number of shares under SARs
Option granted as of March, 22, 2005	766,000
Options canceled [1]	(40,000)
Balance, December 31, 2006	726,000
Exercise price per share	₩ 71,130

[1] Options canceled due to the retirement of an executive officer.

The Company reversed the compensation costs of ₩5,799 million in 2006 as market price is below the exercise price as of December 31, 2006.

22. Income Taxes

Income tax expense for the years ended December 31, 2006 and 2005, consists of:

(in millions of Korean won)	2006	2005
Current income taxes	₩ 95,854	₩ 76,651
Deferred income taxes from temporary differences	(66,572)	147,606
Deferred income taxes from tax credit	16,640	(101,771)
Deferred income taxes added to shareholders' equity	3,163	(83,896)
Income tax expense	₩ 49,085	₩ 38,590

The deferred income tax liabilities added to shareholders' equity as of December 31, 2006 and 2005, are as follows

(in millions of Korean won)		**2006**		**2005**
Deferred income tax effect in shareholders' equity				
Gain on valuation of available-for-sale securities and others	₩	3,163	₩	(4,883)
Others		-		(2,026)
		3,163		(6,909)
Current income tax effect in shareholders' equity				
Loss on excess of the costs of equity method investment		-		-
Gain on disposal of treasury stock		-		(100)
Gain on disposal of equity method investment		-		(76,887)
		-		(76,987)
Income tax expense (benefit)	₩	3,163	₩	(83,896)

The reconciliation between income before income tax and taxable income for the years ended December 31, 2006 and 2005, follows:

(in millions of Korean won)		**2006**		**2005**
Income before income tax	₩	261,803	₩	741,391
Add (deduct) :				
Temporary differences		531,296		308,920
Permanent differences		(45,615)		(558,437)
Taxable income	₩	747,484	₩	491,874

There is a difference between current income tax amount calculated based on above taxable income and actual current income tax amount due to tax adjustments such as tax credits for temporary investments.

The income tax effects of temporary differences comprising the deferred income tax assets (liabilities) as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006	2005
Depreciation	₩ (71,039)	₩ (93,236)
Allowance for doubtful accounts	2,924	3,334
Product warranty	66,538	30,937
Amortization of intangible assets	-	(3,623)
Equity method investment securities	(273,884)	(280,433)
Accrued expenses	135,530	143,562
Others	79,509	75,628
	(60,422)	(123,831)
Deferred income tax liabilities added to shareholders' equity	(3,746)	(6,909)
Tax credit carried forward	173,030	189,670
Deferred income tax assets, net	₩ 108,862	₩ 58,930

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to realize such assets, the assets are reduced to its estimated net realizable value. As of December 31, 2006, deferred income tax assets resulting from equity method investments are not recorded because the Company's ability to realize those deferred income tax assets is uncertain.

The statutory income tax rate, including resident tax surcharges, applicable to the Company is 27.5% for the year ended December 31, 2006 and 2005. However, as a result of tax adjustment, tax credits and other items , the effective tax rate of the Company for the year ended December 31, 2006, is approximately 18.7% (2005: 5.2%).

23. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2006 and 2005, is calculated as follows:

(in millions of Korean won, except per share amounts)		2006		2005
Net income as reported on the statement of income	₩	212,718	₩	702,801
Less: Preferred stock dividends (Note 24)		(13,745)		(22,336)
Additional income available for dividends allocated to preferred stock		(9,714)		(54,242)
Net income allocated to common stock		189,259		626,223
Weighted-average number of common shares outstanding		143,884,667		142,087,793
Basic earnings per share and ordinary income per share (in won)	₩	1,315	₩	4,407

Basic ordinary income per share is identical to the basic earnings per share since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the year. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the year.

Diluted earnings per share for years ended December 31, 2006 and 2005, is calculated as follows:

(in millions of Korean won, except per share amounts)		2006		2005
Net income allocated to common stock	₩	189,259	₩	626,223
Add: Interest expense on convertible bonds, net of tax		12,673		13,897
		201,932		640,120
Weighted-average number of common shares and diluted securities outstanding		146,933,888		146,927,378
Diluted earnings per share and diluted ordinary income per share (in won)	₩	1,374	₩	4,357

Diluted ordinary income per share is identical to the diluted earnings per share since there were no extraordinary gains or loss.

There was no dilutive effect in 2006.

The diluted securities outstanding as of December 31, 2006, are as follows:

(in millions, except conversion price)

Diluted security	Face value	Conversion period	Number of shares of common stock to be issued	Conversion price
Foreign currency denominated convertible bonds of US$250 million, issued in 2004	₩296,975	May 18, 2005 through May 7, 2007	3,049,221 shares	₩96,869 per share

24. Dividends

Details of dividends declared for the years ended December 31, 2006 and 2005, are as follows:

	2006			2005		
(in millions of Korean won)	Dividend ratio (%)	Dividend amount		Dividend ratio (%)	Dividend amount	
Common stock	15%	₩	107,913	25%	₩	177,620
Preferred stock	16%		13,745	26%		22,336
		₩	121,658		₩	199,956

The Company's dividend payout ratio for the years ended December 31, 2006 and 2005, is computed as follows:

(in millions of Korean won, except for ratios)	2006	2005
Total dividends (A)	₩ 121,658	₩ 199,956
Net income (B)	212,718	702,801
Dividend payout ratio ((A)/(B))	57.19%	28.45%

The Company's dividend yield ratio for the years ended December 31, 2006 and 2005, is computed as follows:

	2006		2005	
(in Korean won)	Common stock	Preferred stock	Common stock	Preferred stock
Dividend per share (A)	₩ 750	₩ 800	₩ 1,250	₩ 1,300
Market price as of balance sheet date (B)	55,000	32,400	89,300	59,500
Dividend yield ratio ((A)/(B))	1.36%	2.47%	1.40%	2.18%

25. Related Party Transactions

The ultimate parent company is LG Corporation which is responsible for the consolidated financial statements.

Significant transactions entered into during the ordinary course of business with related parties for the years ended December 31, 2006 and 2005, and the related account balances outstanding as of December 31, 2006 and 2005, are summarized as follows:

(in millions of Korean won)	Sales	Purchases	Receivables	Payables
Parent company(LG Corp)	₩ 1	₩ 85,664	₩ 13,788	₩ 2,544
Subsidiaries[1]	15,046,471	1,712,812	683,451	428,027
Equity-method investees[2]	277,798	122,615	19,379	17,459
Other related parties[3]	505,288	1,017,226	180,870	161,892
2006	15,829,558	2,938,317	897,488	610,012
2005	₩ 16,457,003	₩ 2,977,751	₩ 1,273,763	₩ 311,385

1 Subsidiaries represent subsidiaries that have significant related party transactions such as Hi Plaza Inc., Hi Business Logistics , LG Micron Ltd , LG Innotek Co., Ltd. LG.Philips LCD Co., Ltd. LG Electronics Austria GmbH (LGEAG) LG Electronics Alabama, Inc. (LGEAI), LG Electronics Almaty Kazak Co., Ltd. (LGEAK), LG Electronics Antwerp Logistics N.V. (LGEAL), LG Electronics Australia PTY, Ltd. (LGEAP), Arcelic-LG Klima Sanayi ve Tigaret A.S. (LGEAT), LG Electronics Da Amazonia Ltda. (LGEAZ), LG Electronics Benelux Sales B.V. (LGEBN), LG Electronics Columbia Ltda.(LGECB), LG Electronics Canada Inc. (LGECI), LG Electronics Inc. Chile Limitada (LGECL), LG Electronics Deutschland Gmbh (LGEDG), LG Electronics Espana S.A. (LGEES), LG Electronics France S.A.R.L.(LGEFS), LG Electronics Gulf FZE (LGEGF) ,LG Electronics HK Limited (LGEHK) LG Electronics Nature (Hangzhou), Recording Media Co., Ltd. (LGEHN), LG Electronics Hellas S.A. (LGEHS), LG Electronics Huizhou Inc. (LGEHZ), LG Electronics India PVT Ltd. (LGEIL), PT LG Electronics Indonesia Ltd.(LGEIN), LG Electronics Italy S.P.A. (LGEIS), LG Electronics JIT Europe Netherlands

B.V.(LGEJE), LG Electronics Japan Inc. (LGEJP), Kunshan LGMS Computer Co., Ltd. (LGEKS), LG Electronics European Logistics & Services B.V. (LGELS), LG Electronics Overseas Trading FZE(Dubai) (LGEOT), LG Electronics Mlawa SP. Zo. O.(LGEMA), LG Electronics Morocco S.A.R.L. (LGEMC), LG Electronics Magyar Kft (LGEMK), LG Electronics (M) SDN.BHD (LGEML), LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM), LG Electronics Mexico S.A DE C.V. (LGEMS), LG Electronics Mexicalli. S.A. PEC. V. (LGEMX) LG Electronics (Nanjing) Plazma Co.,Ltd. (LGENP), Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT), LG Electronics Polska SP. Zo. O.(LGEPL), Nanjing LG Panda Appliances Co., Ltd. (LGEPN), LG Electronics Peru S.A. (LGEPR), LG Electronics Panama S.A. (LGEPS), LG Electronics Portugal (LGEPT), Qingdao LG Langchao Digital Communication Co., ltd. (LGEQD), LG Electronics RUS, LLC(LGERA), LG Electronics Russia Inc. (LGERI), LG Electronics Reynosa. S.A. DEC.V. (LGERS), LG Electronics Overseas Trading FZE (LGERU), LG Electronics S.A. Pty Ltd. (LGESA) Shanghai LG Electronics Co., Ltd. (LGESH), LG Electronics Singapore PTE Ltd.(LGESL), LG Electronics de Sao Paulo Ltda. (LGESP), LG Electronics Sweden AB (LGESW), LG Electronics Shenyang Inc.(LGESY), LG Electronics Tianjin Appliance Co., Ltd. (LGETA) LG Electronics Thailand Co., Ltd.(LGETH), Taizhou LG Electronics Refrigeration Co., Ltd.(LGETR) (formerly LGECT), LG Electronics Taistar Taiwan Co. Ltd. (LGETT), LG Electronics United Kingdom Ltd. (LGEUK), LG Electronics U.S.A Inc. (LGEUS), LG Electronics Vietnam Co., Ltd.(LGEVN), LG Electronics Wales Ltd. (LGEWA), Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT), LG Electronics Mobilecomm U.S.A. Inc. (LGEMU)(formerly LGICUS), Others

2 Equity-method investees include the equity-method investees such as LG Nortel, HLDS Others. Others include Hankuk Electic Glass Co., Ltd., Korea Information Certificate Authority Inc., Blue Ocean Investment Fund, Triveni Digital Inc., SLD Telecom Pte. Ltd., Goldstar Electronics Thailand Co., Ltd.(G.S.T.), Electromagnetica Goldstar S.R.L.(EMGS), Hi Logistics Europe B.V., Hi Logistics China Company Limited, LG pasig, Paju Electric Glass Co., Ltd, LG Micron(Taiwan) Ltd., LG Innotek Poland Co.Ltd.,(LGITPL).

3 Others include related parties such as LG Dacom, SERVONE, LG Economic Research Institute, LG Sports, LGNSYS, RUSEM, LG INT'L Corp, LG CNS, LG Telecom, LG Powercomm, DMI, Siltron Incorporated, LG Life Sciences Ltd., LG Hitachi Ltd., LG Household& Health Care Ltd., LG Petrochemical Co., Ltd., LGMMA Corporation

Significant management compensation costs for the year ended December 31, 2006, are as follows:

(in millions of Korean won)		
Short-term salaries	₩	6,605
Provision for severance benefits		3,582
	₩	10,187

Management refers to the directors who have significant duties and responsibilities over planning, operations and control of the Company's business. Accrued severance benefits for said management for the year ended December 31, 2006, amounted to ₩17,254 million.

26. Segment Information

The Company has four business divisions: Digital Display division, Digital Media division, Digital Appliance division and Mobile communications division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

Financial data by business division as of and for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	Total	Business Division: Digital Display	Digital Media	Digital Appliance	Mobile Communications	Supporting Division
Sales						
External sales	₩ 23,170,719	₩ 5,750,664	₩ 2,721,016	₩ 5,830,463	₩ 8,873,241	₩ (4,665)
Inter-division sales	537,028	102,953	18,216	11,649	34,208	370,002
	₩ 23,707,747	₩ 5,853,617	₩ 2,739,232	₩ 5,842,112	₩ 8,907,449	₩ 365,337
Operating income(loss)	₩ 534,914	₩ (53,889)	₩ 22,369	₩ 429,689	₩ 181,778	₩ (45,033)
Property, plant and equipment	₩ 4,256,321	₩ 1,712,915	₩ 238,140	₩ 698,586	₩ 580,988	₩ 1,025,692
Intangible assets	462,217	28,693	7,592	31,839	50,833	343,260
	₩ 4,718,538	₩ 1,741,608	₩ 245,732	₩ 730,425	₩ 631,821	₩ 1,368,952
Depreciation and amortization	₩ 706,974	₩ 271,240	₩ 46,537	₩ 124,724	₩ 131,302	₩ 133,171

Financial data by business division as of and for the year ended December 31, 2005, were as follows:

(in millions of Korean won)	Total	Business Division: Digital Display	Digital Media	Digital Appliance	Mobile Communications	Supporting Division
Sales						
External sales	₩ 23,774,151	₩ 5,121,056	₩ 3,178,887	₩ 5,852,894	₩ 9,458,956	₩ 162,358
Inter-division sales	432,262	81,578	2,663	17,906	44,849	285,266
	₩ 24,206,413	₩ 5,202,634	₩ 3,181,550	₩ 5,870,800	₩ 9,503,805	₩ 447,624
Operating income(loss)	₩ 914,640	₩ (58,400)	₩ 138,440	₩ 472,600	₩ 455,200	₩ (93,200)
Property, plant and equipment	₩ 4,150,304	₩ 1,632,826	₩ 231,853	₩ 737,722	₩ 619,876	₩ 928,027
Intangible assets	419,672	21,747	6,468	20,673	142,820	227,964
	₩ 4,569,976	₩ 1,654,573	₩ 238,321	758,395	₩ 762,696	₩ 1,155,991
Depreciation and amortization	₩ 811,333	₩ 239,172	₩ 56,882	₩ 182,623	₩ 175,241	₩ 157,415

Financial data by geographic area for the year ended December 31, 2006, are as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
Sales									
External sales	₩23,170,719	₩ 5,947,330	₩5,149,263	₩3,111,479	₩1,195,245	₩1,104,626	₩5,393,607	₩701,631	₩ 567,538
Inter-division sales	537,028	537,028	-	-	-	-	-	-	-
	₩23,707,747	₩ 6,484,358	₩5,149,263	₩3,111,479	₩1,195,245	₩1,104,626	₩5,393,607	₩701,631	₩ 567,538
Ratio (%)	100%	26%	22%	13%	5%	5%	23%	3%	3%

Financial data by geographic area for the year ended December 31, 2005, were as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia & Africa	Asia	Oceania	CIS
Sales									
External sales	₩23,774,151	₩ 5,509,213	₩5,522,813	₩3,862,499	₩828,008	₩780,210	₩5,547,273	₩608,409	₩1,115,727
Inter-division sales	432,262	432,262	-	-	-	-	-	-	-
	₩24,206,413	₩ 5,509,213	₩5,522,813	₩3,862,499	₩828,008	₩780,210	₩5,547,273	₩608,409	₩1,115,727
Ratio (%)	100%	23%	23%	16%	3%	3%	23%	3%	6%

27. Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2006 and 2005, are as follows:

	2006			2005		
(in millions of Korean won)	Selling and administrative expenses	Manufacturing costs	Total	Selling and administrative expenses	Manufacturing costs	Total
Salaries	₩ 623,718	₩ 741,260	₩ 1,364,978	₩ 711,980	₩ 704,647	₩ 1,416,627
Depreciation and Amortization	107,334	483,877	591,211	125,079	520,604	645,683
Welfare expenses	118,215	154,362	272,577	109,405	134,010	243,415
Severance benefits	81,610	105,201	186,811	91,011	99,364	190,375
Rental charges	114,841	30,911	145,752	82,849	18,752	101,601
Taxes and dues	13,265	7,396	20,661	15,988	8,136	24,124
	₩ 1,058,983	₩ 1,523,007	₩ 2,581,990	₩ 1,136,312	₩ 1,485,513	₩ 2,621,825

28. Environmental Investments

For the year ended December 31, 2006, the Company's environmental investments, pursuant to environmental laws and the Company's environmental policies, amounted to ₩34,329 million (2005: ₩65,628 million).

29. Employee Welfare and Social Contributions

The Company's investments in employee welfare for the year ended December 31, 2006, amounted to ₩272,578 million (2005: ₩243,415 million).

The Company's social contributions for the year ended December 31, 2006, amounted to ₩15,713 million (2005: ₩13,742 million).

30. Operating Results for the Final Interim Period

Significant operating results for the three-month periods ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won, except per share amounts)	2006	2005
Sales	₩ 5,520,486	₩ 6,182,094
Cost of sales	4,313,332	4,570,715
Operating income (loss)	(43,354)	211,055
Net income for the period	49,008	312,150
Basic earnings per share *(in won)*	303	1,958
Diluted earnings per share *(in won)*	303	1,919

31. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006	2005
Reclassification of current maturities of debentures	₩ 691,551	₩ 1,050,088
Reclassification to buildings, machinery and others from construction-in-progress	169,359	762,181
Changes in capital adjustments arising from the equity method of accounting for investments	(8,391)	282,040
Reclassification of machinery-in-transit to machinery and equipment	75,042	65,848
Reclassification of current maturities of long-term debts	101,018	79,346
Conversion of foreign convertible bonds into common stocks	123,520	216,158

32. Approval of Non-Consolidated Financial Statements

Non-consolidated financial statements for the year ended December 31, 2006 were approved by the Board of Directors on February 22, 2007.

33. Reclassification of Prior Year Financial Statements

Certain amounts in the financial statements as of and for the year ended December 31, 2005, have been reclassified to conform to the December 31,2006 financial statement presentation. These reclassfications had no effect on previously reported net income or shareholders' equity.

The English translation of the report of independent accountants' review of internal accounting control system is intended for reference only. The reader is advised to refer to the original report in Korean.

Report of Independent Accountants' Review of Internal Accounting Control System

To the President of
LG Electronics Inc.

We have reviewed the accompanying management's report on the operations of the Internal Accounting Control System ("IACS") of LG Electronics Inc.(the "Company") as of December 31, 2006. The Company's management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's report on the operations of the IACS and issue a report based on our review. The management's report on the operations of the IACS of the Company states that "based on its assessment of the operations of the IACS as of December 31, 2006, the Company's IACS has been designed and is operating effectively as of December 31, 2006, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association."

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management's report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company's IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company's IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management's report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company's IACS as of December 31, 2006, and we did not review management's assessment of its IACS subsequent to December 31, 2006. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers
March 9, 2007

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of
LG Electronics Inc.

I, as the Internal Accounting Control Officer ("IACO") of LG Electronics Inc. ("the Company"), assessed the status of the design and operations of the Company's internal accounting control system ("IACS") for the year ended December 31, 2006.

The Company's management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company's IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS standards.

February 22, 2007

Ho Young Jung
Internal Accounting Control Officer

Ssang Soo Kim
Chief Executive Officer or President

END